Exhibit 12

XL GROUP PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS
(U.S. Dollars in thousands, except ratios)

	Yr End 31-Dec 2010	Yr End 31-Dec 2009	Yr End 31-Dec 2008	Yr End 31-Dec 2007	Yr End 31-Dec 2006

Earnings:
Pre-tax (loss) income from continuing operations	633,644	55,847	(595,293)	1,267,580	1,626,722
Fixed charges	297,393	308,325	443,401	702,826	603,332
Distributed income of equity investees - see below	172,454	243,176	335,411	93,465	84,203

Subtotal	1,103,491	607,348	183,519	2,063,871	2,314,257
Less: Minority interest	4	(104)	—	23,928	25,016
Preference share dividend	74,521	80,200	78,645	69,514	40,322

Total Earnings (Loss)	1,028,966	527,252	104,874	1,970,429	2,248,919

Fixed charges:
Interest costs	159,229	180,353	205,212	200,831	202,222
Accretion of deposit liabilities	54,414	36,151	146,588	421,074	350,053
Rental expense at 30% (1)	9,229	11,621	12,956	11,407	10,735

Total fixed charges	222,872	228,125	364,756	633,312	563,010

Preference share dividends	74,521	80,200	78,645	69,514	40,322

Total fixed charges and pref dividends	297,393	308,325	443,401	702,826	603,332

Ratio of earnings to fixed charges	4.6	2.3	0.3	3.1	4.0

Ratio of earnings to fixed charges & preference dividends	3.5	1.7	0.2	2.8	3.7

Deficiency - fixed charges only	N/A	N/A	259,882	N/A	N/A

Deficiency - fixed charges and preference dividends (2)	N/A	N/A	338,527	N/A	N/A

Notes:

(1)	30% represents a reasonable approximation of the interest factor
(2)	For the year ended December 31, 2008, earnings were insufficient to cover fixed charges and preference dividends by $338.5 million.